UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-6720
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865

A.T. Cross Company Defined Contribution Retirement Plan
Financial Statements for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Form 5500 - Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
Ex-23.1 Consent of Stowe & Degon
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Employee Benefits Plan Committee, Participants and Trustees of the A.T. Cross Company Defined Contribution Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of A.T. Cross Company Defined Contribution Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and loans or fixed asset obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ STOWE & DEGON
Worcester, Massachusetts
June 20, 2007

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments:
A.T. Cross Company common stock	$814,004	$512,150
Mutual funds	32,494,505	29,935,554
Common/collective trusts	14,368,258	15,780,195
Participant loans	815,882	1,009,472

Total investments	48,492,649	47,237,371

Employer contributions receivable	573,470	—

Total assets	49,066,119	47,237,371

LIABILITIES — Fees payable	1,824	1,963

NET ASSETS AVAILABLE FOR BENEFITS	$49,064,295	$47,235,408

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,377,165	$172,650
Interest and dividend income	2,472,636	1,995,979

Total investment income	4,849,801	2,168,629

Contributions:
Participants	1,599,941	1,606,767
Employer	1,206,605	541,112

Total contributions	2,806,546	2,147,879

Total additions	7,656,347	4,316,508

DEDUCTIONS:
Administrative expenses	22,553	23,750
Benefits paid to participants	5,804,907	5,187,690

Total deductions	5,827,460	5,211,440

NET INCREASE (DECREASE)	1,828,887	(894,932)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,235,408	48,130,340

End of year	$49,064,295	$47,235,408

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the “Company”). The Plan is administered by a committee of three people appointed by the Company (the “Employee Benefits Plan Committee”) and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee of the Plan — Bank of America is the trustee of the Plan. As trustee, Bank of America holds the Plan’s assets, maintains the accounting records of the Plan, and invests the Plan’s assets. The trustee makes distributions in accordance with instructions of the Plan administrator.

Eligibility — Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions — Upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent through 25 percent of his or her annual salary.

The Company makes matching contributions to the Plan in an amount equal to 100 percent of each participant’s contribution of 2 percent or less of the participant’s salary, and 50 percent of each participant’s contribution in excess of 2 percent and up to a maximum of 6 percent of the participant’s salary.

The Plan also allows for profit-sharing contributions at the discretion of the Board of Directors. A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2006 and 2005.

The Plan was amended in 2006 to provide for employer-provided qualified non-elective contributions (QNEC). Under the amendment the Company is required to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan and who is employed as of the last day of the Plan year, representing 2 percent of compensation paid to each eligible employee during the plan year. This contribution amounted to $407,645 for 2006 and was remitted to the Plan in 2007. The amendment also requires the Company to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan, who is employed as of the last day of the Plan year, and who has attained the age of 55 as of May 20, 2006, representing between 1 percent and 8 percent of the compensation paid to each eligible employee during the Plan year, for each of the years 2006 through 2008. This contribution totaled $165,825 for 2006 and was remitted to the Plan in 2007. The total of these two contributions is recorded as a receivable in the statement of net assets available for benefits as of December 31, 2006.

Contributions are subject to certain Internal Revenue Code (the “Code”) limitations.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary profit-sharing contributions, (2) Company qualified non-elective contributions, and (3) Plan earnings and losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions and qualified non-elective contributions are based on the participant’s eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching and discretionary profit-sharing contributions into various investment options offered by the Plan. The Plan offers several mutual funds, common/collective trusts and Company common stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to 50 percent of their vested account balances up to a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any time. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant’s account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals — Withdrawals from the participant’s vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit-sharing contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company’s matching and discretionary profit-sharing contributions, the nonvested portion of the Company’s matching and discretionary profit-sharing contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts — Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. For the year ended December 31, 2006, no forfeitures were used to reduce matching contributions made by the Company. For the year ended December 31, 2005, forfeitures of $2,210 were used to reduce matching contributions made by the Company.

Payment of Benefits — Upon early or normal retirement, as defined by the Plan, a participant can elect to receive a lump-sum distribution equal to the vested interest in his or her account, or, alternatively, to have the Plan establish a monthly payment schedule to distribute the benefits in substantially equal installments to the participant over a period of time.

Administrative Expenses — All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits — Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition — The Plan invests in A.T. Cross Company’s common stock, common/collective trusts and various mutual funds. The Plan’s investments are stated at fair value. A.T. Cross Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts generally are valued at the redemption value established by the trustee, which is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that, such changes could materially affect the amounts reported in the financial statements.

3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.

4.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	INVESTMENTS

During 2006 and 2005, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2006	2005
A.T. Cross Company Common Stock	$474,037	$(120,652)

Common/collective trusts:
Fleet Easy Investment Option Aggressive Growth Fund	—	(924)
Fleet Easy Investment Option Balanced Growth Fund	—	292
Fleet Easy Investment Option Balanced Income Fund	—	1,992
Fleet Easy Investment Option Conservative Income Fund	—	8,133
Fleet Easy Investment Option Growth Fund	—	320
Fleet Stable Asset Fund	—	17,974

Mutual funds:
American Funds AMCAP Fund — Class A	202,271	212,767
Columbia Acorn Fund — Class Z	242,342	304,030
Columbia Balanced Fund	—	(132,416)
Columbia Large Cap Index Fund	86,576	(4,417)
Columbia Small Company Equity Fund — Class Z	—	(230,164)
Columbia Core Bond Fund — Class Z	(18,502)	(47,826)
Fidelity Advisor Mid-Cap Fund	—	(137,418)
Fidelity Advisor Freedom Income	483	1,555
Fidelity Advisor Freedom 2010	24,764	17,785
Fidelity Advisor Freedom 2020	50,248	42,887
Fidelity Advisor Freedom 2030	13,577	5,309
Fidelity Advisor Freedom 2040	7,504	5,915
Janus Fund	—	(58,016)
Oppenheimer Quest Balanced Fund — Class A	486,982	(1,539)
Putnam International Equity Fund — Class A	444,617	230,068
Putnam Vista Fund	8,189	57,312
Goldman Sachs Mid Cap Value Fund	201,937	27,890
Rainier Small/Mid Cap Equity Fund	(3,816)	—
T Rowe Price Equity Income Fund	155,956	(28,207)

Net appreciation	$2,377,165	$172,650

5.	INVESTMENTS (CONTINUED)

Investments that represented five percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2006	2005
Fleet Stable Asset Fund	$14,368,258	$15,780,195
American Funds AMCAP Fund — Class A	5,021,721	4,841,816
Columbia Acorn Fund — Class Z	5,490,352	4,806,521
Columbia Core Bond Fund — Class Z	2,475,944	2,288,796
Oppenheimer Quest Balanced Fund — Class A	9,640,280	9,936,721
Putnam International Equity Fund — Class A	3,082,288	2,291,462
6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan’s investments include shares of mutual funds and common/collective trusts managed by Bank of America, the trustee. The transactions involved in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $22,552 and $23,750 in 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 103,637 and 119,331 units, respectively, of common stock of the Company, with a cost basis of $600,252 and $713,154, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	CHANGE IN INVESTMENT OPTIONS

Effective June 1, 2005, the Plan added and eliminated certain participant-directed investment options. Participant balances in the eliminated investment options were transferred to the existing investment options having the closest investment objective and risk. The sale of the eliminated investment options resulted in a realized loss of $2,382,070 in 2005.
******

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN: 05-0126220
PLAN: 002
FORM 5500—SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c ) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost**	Value
*	A.T. Cross Company	Common stock		$814,004
*	Bank of America	Fleet Stable Asset Fund		14,368,258
	American Funds	AMCAP Fund Inc CLA		5,021,721
	Columbia	Columbia Acorn Fund — Class Z		5,490,352
	Columbia	Columbia Large Cap Index — Class Z		969,247
	Columbia	Columbia Core Bond Fund — Class Z		2,475,944
	Fidelity	Fidelity Advisor Freedom Income		7,954
	Fidelity	Fidelity Advisor Freedom 2010		616,065
	Fidelity	Fidelity Advisor Freedom 2020		748,078
	Fidelity	Fidelity Advisor Freedom 2030		217,705
	Fidelity	Fidelity Advisor Freedom 2040		123,274
	Oppenheimer	Oppenheimer Quest Balanced Fund A		9,640,280
	Putnam	International Equity Fund — Class A		3,082,288
	Rainier	Rainier Small/Mid Cap Equity Fund		501,175
	T Rowe Price	T Rowe Price Equity — Income Advisor		1,443,484
	Goldman Sachs	Mid Cap Value Fund		2,156,938

*	Plan participants	Loans to participants with interest rates ranging from 5.0% to 9.25%, due in various installments through December 2011		815,882

		TOTAL INVESTMENTS		$48,492,649

*	Party in interest

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Date: June 20, 2007	By:	Bank of America, Trustee

	By:	/s/ JAMES F. FLEMING

James F. Fleming
Title: Vice President